SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934



                        PERRY ELLIS INTERNATIONAL , INC.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    868610106
                              --------------------
                                 (CUSIP Number)

                                  SCHEDULE 13G

-------------------------
CUSIP No. 868610106
-------------------------

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    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oscar Feldenkreis
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                          (b)

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    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
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                                 5      SOLE VOTING POWER

         NUMBER OF                      1,323,288
           SHARES            ---------------------------------------------------
        BENEFICIALLY             6      SHARED VOTING POWER
          OWNED BY
            EACH                        83,690
         REPORTING           ---------------------------------------------------
           PERSON                7      SOLE DISPOSITIVE POWER
           WITH:
                                        1,323,288
                             ---------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        83,690
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,406,978(1)
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    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            20.8%(2)
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    12      TYPE OF REPORTING PERSON*

            IN
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---------------

         (1) Represents 1,000 shares of Perry Ellis common stock owned directly by Mr. Feldenkreis, 1,122,288 shares of Perry Ellis common stock held by a limited partnership of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner, 200,000 shares of Perry Ellis common stock held pursuant to the grant of stock options, and 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director.

         (2) Calculated on the basis of 6,579,374 shares of Perry Ellis common stock outstanding on December 31, 2000.


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

Item 1(a).        Name of Issuer:

                  Perry Ellis International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

Item 2(a).        Name of Person Filing:

                  Oscar Feldenkreis

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

Item 2(c).        Citizenship:  See Item 4 on Cover Page

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP Number:

                  868610106

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership:

         (a)      Amount Beneficiary Owned: 1,406,978(1) shares.

         (b)      Percent of Class:    28.8%(2)

---------------

         (1) Represents 1,000 shares of Perry Ellis common stock owned directly by Mr. Feldenkreis, 1,122,288 shares of Perry Ellis common stock held by a limited partnership of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner, 200,000 shares of Perry Ellis common stock held pursuant to the grant of stock options, and 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director.

         (2) Calculated on the basis of 6,579,374 shares of Perry Ellis common stock outstanding on December 31, 2000.

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct to vote     1,323,288
                                                                    ---------

                  (ii)  shared power to vote or to direct the vote     83,690
                                                                       ------

                  (iii) sole power to dispose or to direct the
                        disposition of                              1,323,288
                                                                    ---------

                  (iv)  shared power to dispose or to direct
                        disposition of                                 83,690
                                                                       ------

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001.                       /s/ OSCAR FELDENKREIS
                                                 -------------------------------
                                                 Oscar Feldenkreis


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